Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES SECOND QUARTER 2021 RESULTS

•	Sales more than doubled to $9.0 billion, reflecting global light vehicle production increase of 58%

•	Diluted earnings per share and adjusted diluted earnings per share of $1.40, compared to losses of $2.17 and $1.71 last year, respectively

•	Reduced outlook, largely reflecting reduction in expected global light vehicle production due to continued industry semiconductor chip shortage

AURORA, Ontario, August 6, 2021 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the second quarter ended June 30, 2021.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2021	2020	2021	2020
Reported

Sales	$9,034	$4,293	$19,213	$12,950

Income (loss) from operations before income taxes	$540	$(789)	$1,345	$(403)

Net income (loss) attributable to Magna International Inc.	$424	$(647)	$1,039	$(386)

Diluted earnings (loss) per share	$1.40	$(2.17)	$3.42	$(1.29)

Non-GAAP Financial Measures(1)

Adjusted EBIT	$557	$(600)	$1,327	$(197)

Adjusted diluted earnings (loss) per share	$1.40	$(1.71)	$3.27	$(0.83)

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“Considering the extent of the unexpected production disruptions in the second quarter as a result of the semiconductor chip shortage, we were pleased with our overall performance for the quarter.  I attribute this to our operating model, which allows us to remain flexible and nimble in adapting to changes in the production environment.

We continue to be highly focused on driving operational excellence across the Company to ensure we further enhance our competitive position in the industry.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

Magna Announces SECOND quarter 2021 results	CONNECT WITH MAGNA	1

THREE MONTHS ENDED JUNE 30, 2021

As a result of significant production disruptions due to the global semiconductor chip shortage that continues to negatively impact global light vehicle production, our sales, Adjusted EBIT and diluted earnings per share came in well below our expectations for the second quarter of 2021.

The second quarter of 2020 included unprecedented, industry-wide production suspensions due to the COVID-19 pandemic, while the second quarter of 2021 included the production disruptions due to the ongoing global semiconductor chip shortage, making the quarters difficult to compare.

We posted sales of $9.0 billion for the second quarter of 2021, an increase of 110% over the second quarter of 2020, as global light vehicle production increased 58%, largely driven by increases in North America and Europe.

Adjusted EBIT of $557 million in the second quarter of 2021 increased $1.2 billion over the second quarter of 2020, largely driven by higher sales.

Income (loss) from operations before income taxes was $540 million for the second quarter of 2021 compared to $(789) million in the second quarter of 2020.  Included in income from operations before income taxes in the second quarter of 2021 were Other expense, net items totaling $6 million, comprised of net restructuring costs, partially offset by unrealized gains related to the revaluation of public company warrants and certain public and private equity investments. Included in loss from operations before income taxes in the second quarter of 2020 were Other expense, net items totaling $168 million comprised of restructuring and impairment charges. Excluding Other expense, net from both periods, income from operations before income taxes increased $1.2 billion in the second quarter of 2021 compared to the second quarter of 2020.

Net income (loss) attributable to Magna International Inc. was $424 million for the second quarter of 2021 compared to $(647) million for the second quarter of 2020.  Included in net income attributable to Magna International Inc. in the second quarters of 2021 and 2020 were Other expense, net items totaling $2 million and $136 million after tax, respectively. Excluding Other income, net from both periods, net income attributable to Magna International Inc. increased $937 million in the second quarter of 2021 compared to the second quarter of 2020.

Diluted earnings (loss) per share increased to $1.40 in the second quarter of 2021, compared to $(2.17) in the comparable period and adjusted diluted earnings (loss) per share increased 182% to $1.40 compared to $(1.71).

In the second quarter of 2021, we generated cash from operations before changes in operating assets and liabilities of $777 million and used $249 million in operating assets and liabilities. Investment activities for the second quarter of 2021 included $277 million in fixed asset additions, a $93 million increase in investments, other assets and intangible assets, $21 million in acquisitions, and $17 million in public and private equity investments.

Magna Announces SECOND quarter 2021 results	CONNECT WITH MAGNA	2

SIX MONTHS ENDED JUNE 30, 2021

We posted sales of $19.2 billion for the six months ended June 30, 2021, an increase of 48% from the six months ended June 30, 2020, as global light vehicle production increased 36%, largely driven by a 41% increase in North America and a 37% increase in Europe.

Adjusted EBIT was $1.3 billion for the six months ended June 30, 2021 compared to an Adjusted EBIT loss of $197 million for the six months ended June 30, 2020, largely driven by higher sales.

During the six months ended June 30, 2021, income from operations before income taxes was $1.3 billion, net income attributable to Magna International Inc. was $1.0 billion and diluted earnings per share was $3.42, increases of $1.7 billion, $1.4 billion and $4.71, respectively, each compared to the first six months of 2020.

During the first six months ended June 30, 2021, Adjusted EBIT increased to $1.3 billion and Adjusted diluted earnings per share increased to $3.27, each compared to the first six months of 2020.

For the six months ended June 30, 2021, we generated cash from operations before changes in operating assets and liabilities of $1.7 billion and used $559 million in operating assets and liabilities. Investment activities for the six months ended June 30, 2021 included $489 million in fixed asset additions, a $197 million increase in investments, other assets and intangible assets, and $20 million in public and private equity investments. We also assumed net cash of $18 million related to business combinations.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended June 30, 2021, we paid dividends of $127 million and repurchased for cancellation 1.0 million shares for $99 million.

Our Board of Directors declared a second quarter dividend of $0.43 per Common Share, payable on September 3, 2021 to shareholders of record as of the close of business on August 20, 2021.

“The short-term industry production disruptions have led us to reduce our outlook.  Nevertheless, we have maintained our expectations for free cash flow in 2021.  In addition, we anticipate that the coming years will see some recovery of lost industry production, which should be a positive for our sales, earnings and free cash flow.”

- Vince Galifi, Magna’s Chief Financial Officer

Magna Announces SECOND quarter 2021 results	CONNECT WITH MAGNA	3

SEGMENT SUMMARY

	For the three months ended June 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$3,647	$1,623	$2,024	$227	$(315)	$542
Power & Vision	2,881	1,298	1,583	203	(226)	429
Seating Systems	1,166	524	642	26	(84)	110
Complete Vehicles	1,490	933	557	79	44	35
Corporate and Other	(150)	(85)	(65)	22	(19)	41
Total Reportable Segments	$9,034	$4,293	$4,741	$557	$(600)	$1,157

	For the three months ended June 30,
	Adjusted EBIT as a percentage of sales
	2021	2020	Change
Body Exteriors & Structures	6.2%	(19.4)%	25.6%
Power & Vision	7.0%	(17.4)%	24.4%
Seating Systems	2.2%	(16.0)%	18.2%
Complete Vehicles	5.3%	4.7%	0.6%
Consolidated Average	6.2%	(14.0)%	20.2%

	For the six months ended June 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$7,672	$5,299	$2,373	$554	$(116)	$670
Power & Vision	6,037	3,821	2,216	500	(91)	591
Seating Systems	2,469	1,785	684	81	(44)	125
Complete Vehicles	3,340	2,254	1,086	159	94	65
Corporate and Other	(305)	(209)	(96)	33	(40)	73
Total Reportable Segments	$19,213	$12,950	$6,263	$1,327	$(197)	$1,524

	For the six months ended June 30,
	Adjusted EBIT as a percentage of sales
	2021	2020	Change
Body Exteriors & Structures	7.2%	(2.2)%	9.4%
Power & Vision	8.3%	(2.4)%	10.7%
Seating Systems	3.3%	(2.5)%	5.8%
Complete Vehicles	4.8%	4.2%	0.6%
Consolidated Average	6.9%	(1.5)%	8.4%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

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2021 OUTLOOK

We first disclose a full-year Outlook annually in February, with quarterly updates. The following Outlook is an update to our previous Outlook in May 2021.

Updated 2021 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	14.4	15.6
Europe	18.1	18.5
China	24.7	24.7

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.801	U.S. $0.797
1 euro equals	U.S. $1.193	U.S. $1.201

Updated 2021 Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$15.3 - $15.9 billion	$16.5 - $17.1 billion
Power & Vision	$11.8 - $12.2 billion	$12.0 - $12.4 billion
Seating Systems	$5.1 - $5.4 billion	$5.6 - $5.9 billion
Complete Vehicles	$6.3 - $6.6 billion	$6.7 - $7.0 billion
Total Sales	$38.0 - $39.5 billion	$40.2 - $41.8 billion

Adjusted EBIT Margin(3)	7.0% - 7.4%	7.2% - 7.6%

Equity Income (included in EBIT)	$115 - $145 million	$120 - $150 million

Interest Expense, net	Approximately $80 million	Approximately $100 million

Income Tax Rate(4)	Approximately 23%	Approximately 23%

Net Income attributable to Magna(5)	$2.0 - $2.2 billion	$2.2 - $2.4 billion

Capital Spending	Approximately $1.6 billion	Approximately $1.6 billion

Notes:

(3) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales

(4) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

(5) Net Income attributable to Magna represents Net Income excluding Other expense (income), net

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2021 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

MAGNA ANNOUNCES SECOND QUARTER 2021 RESULTS	CONNECT WITH MAGNA	5

Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer (“OEM”), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains; infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, as well as through deterioration in consumer confidence.

MAGNA ANNOUNCES SECOND QUARTER 2021 RESULTS	CONNECT WITH MAGNA	6

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended June 30,
	2021	2020
Net income (loss)	$436	$(652)
Add (deduct):
Interest expense, net	11	21
Other expense, net	6	168
Income taxes	104	(137)
Adjusted EBIT	$557	$(600)

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended June 30,
	2021	2020
Sales	$9,034	$4,293
Adjusted EBIT	$557	$(600)
Adjusted EBIT as a percentage of sales	6.2%	(14.0)%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended June 30,
	2021	2020
Net income (loss) attributable to Magna International Inc.	$424	$(647)
Add (deduct):
Other expense, net	6	168
Tax effect on Other expense, net	(4)	(32)
Adjusted net income (loss) attributable to Magna International Inc.	$426	$(511)
Diluted weighted average number of Common Shares outstanding during the period (millions):	303.6	298.4
Adjusted diluted earnings (loss) per share	$1.40	$(1.71)

MAGNA ANNOUNCES SECOND QUARTER 2021 RESULTS	CONNECT WITH MAGNA	7

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the six months ended June 30,
	2021	2020
Net income (loss)	$1,058	$(400)
Add (deduct):
Interest expense, net	34	38
Other (income) expense, net	(52)	168
Income taxes	287	(3)
Adjusted EBIT	$1,327	$(197)

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the six months ended June 30,
	2021	2020
Sales	$19,213	$12,950
Adjusted EBIT	$1,327	$(197)
Adjusted EBIT as a percentage of sales	6.9%	(1.5)%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the six months ended June 30,
	2021	2020
Net income (loss) attributable to Magna International Inc.	$1,039	$(386)
Add (deduct):
Other (income) expense, net	(52)	168
Tax effect on Other (income) expense, net	5	(32)
Adjusted net income (loss) attributable to Magna International Inc.	$992	$(250)
Diluted weighted average number of Common Shares outstanding during the period (millions):	303.6	300.3
Adjusted diluted earnings (loss) per share	$3.27	$(0.83)

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Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter ended June 30, 2021 results on Friday, August 6, 2021 at 7:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-950-7243. International callers should use 1-416-981-9010. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.631.5396

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (6)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 87 product development, engineering and sales centres spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

(6) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

Magna Announces SECOND quarter 2021 results	CONNECT WITH MAGNA	9

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Total Sales Segment Sales

•  Mandatory stay-at-home orders and other restrictions to help contain COVID-19 spread could impact vehicle sales, vehicle production and our own production

•  Economic impact of COVID-19 on consumer confidence

•  Supply disruptions, including as a result of a semiconductor chip shortage currently being experienced in the industry

•  Concentration of sales with six customers

•  Shifts in market shares among vehicles or vehicle segments

•  Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin Net Income Attributable to Magna

•  Same risks as for Total Sales and Segment Sales above

•  Operational underperformance

•  Higher costs incurred to mitigate the risk of supply disruptions, including: materials price increases; higher-priced substitute supplies; premium freight costs to expedite shipments; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers’ production schedules; price increases from sub-suppliers that have been negatively impacted by production inefficiencies; and potential claims against us if customer production is disrupted

•  Price concessions

•  Commodity cost volatility

•  Higher labour costs

•  Tax risks

Equity Income	• Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna • Risks related to conducting business through joint ventures
Free Cash Flow	• Same risks as for Total Sales/Segment Sales, and Adjusted EBIT Margin and Net Income Attributable to Magna above

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•  economic cyclicality;

•  regional production volume declines, including as a result of the COVID-19 pandemic;

•  intense competition;

•  potential restrictions on free trade;

•  trade disputes/tariffs;

Customer and Supplier Related Risks

•  concentration of sales with six customers;

•  emergence of potentially disruptive Electric Vehicle OEMs;

•  OEM consolidation and cooperation;

•  shifts in market shares among vehicles or vehicle segments;

•  shifts in consumer "take rates" for products we sell;

•  quarterly sales fluctuations;

•  potential loss of any material purchase orders;

•  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 pandemic;

Manufacturing Operational Risks

•  product and new facility launch risks;

•  operational underperformance;

•  restructuring costs;

•  impairment charges;

•  labour disruptions;

•  COVID-19 shutdowns;

•  supply disruptions, including with respect to semiconductor chips;

•  higher costs to mitigate supply disruptions;

•  climate change risks;

•  attraction/retention of skilled labour and leadership succession;

IT Security/Cybersecurity Risk

•  IT/Cybersecurity breach;

•  Product Cybersecurity breach;

Pricing Risks

•  pricing risks between time of quote and start of production;

•  price concessions;

•  commodity cost volatility;

•  declines in scrap steel/aluminum prices;

Warranty / Recall Risks

• costs related to repair or replacement of defective products, including due to a recall;

• warranty or recall costs that exceed warranty provision or insurance coverage limits;

• product liability claims;

Acquisition Risks

• competition for strategic acquisition targets;

• inherent merger and acquisition risks;

• acquisition integration risk;

Other Business Risks

• risks related to conducting business through joint ventures;

• our ability to consistently develop and commercialize innovative products or processes;

• our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

• risks of conducting business in foreign markets;

• fluctuations in relative currency values;

• tax risks;

• reduced financial flexibility as a result of an economic shock;

• changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

• antitrust risk;

• legal claims and/or regulatory actions against us; and

• changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.

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